1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 14, 2025	www.integraresources.com

INTEGRA REPORTS FIRST QUARTER 2025 RESULTS, DEMONSTRATING CONSISTENT PERFORMANCE
FROM FLORIDA CANYON GOLD MINE AND GROWING CASH POSITION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months ended March 31, 2025 (the "first quarter" or "Q1 2025"). The Company will host a conference call to discuss first quarter 2025 results on Thursday, May 15, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.

(All amounts expressed in United States ("U.S.") dollars unless otherwise stated)

First Quarter 2025 Highlights:

  Q1 2025 represented a milestone for Integra as its first full quarter as a gold producing company.

  Gold production from the Florida Canyon Mine ("Florida Canyon") was 19,323 ounces and gold sold was 19,540 ounces, at an average realized gold price of $2,888 per ounce.

  Cash costs and mine-site all-in sustaining costs ("AISC")1 for the first quarter were $2,016 and $2,342 per ounce of gold sold, respectively; total AISC for the Company during the first quarter was $2,446 per ounce of gold sold.

  Adjusted earnings1 for the first quarter was $4.4 million, or $0.03 per share.

  Cash flow from operating activities during the first quarter was $16.1 million; cash flow from operating activities before changes in non-cash working capital was $12.3 million.

  Expenditures at the DeLamar Project ("DeLamar"), Nevada North Project ("Nevada North"), and other exploration properties totaled $2.3 million during the quarter.

  Strengthened financial position as at March 31, 2025, with a cash balance of $61.1 million and working capital1 of $63.8 million.

  Appointment of several key executives including Clifford Lafleur to the position of Chief Operating Officer, Dale Kerner to the position of Vice President, Permitting, and Sean Deissner to the position of Vice President, Finance.

  Formal submission of the updated and refined Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for DeLamar.

George Salamis, President, CEO and Director of Integra commented: "We are pleased to report strong gold production and positive financial results from Florida Canyon for the first quarter of 2025. The mine continues to demonstrate its ability to generate cash flow to support Integra's growth strategy, which was the basis for its acquisition in late 2024. Solid performance from Florida Canyon this quarter resulted in an increased cash balance to $61.1 million at the end of the quarter, marking the Company's strongest financial position ever. Integra's growing cash balance ideally positions the Company to complete important mine-site capital projects at Florida Canyon in Q2 and Q3 2025 relating to, among other things, heap leach pad expansions, pre-stripping campaigns, and mining fleet additions and enhancements. During the first quarter, Integra also announced several key executive appointments which enhance our operating capabilities and better position the Company for the next stage of growth coming from both Florida Canyon and our high-quality development projects in the Great Basin. The focus for the remainder of 2025 continues to be optimizing and demonstrating growth at Florida Canyon, significant permitting advancement and a feasibility study planned for DeLamar, and continued de-risking activities and advanced study work at Nevada North."

1 Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

Financial and Operating Highlights

Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

Operating		Three months ended March 31, 2025	Three months ended March 31, 2024[1]
Ore mined	kt	3,021	3,283
Ore placed	kt	2,963	3,289
Processed grade	g/t Au	0.23	0.27
Gold produced	oz	19,323	16,603
Gold sold	oz	19,540	16,864

1. Information provided for illustrative purposes only; includes Florida Canyon pre-acquisition statistics.

Financial		Three months ended March 31, 2025	Three months ended March 31, 2024[2]
Revenue	$000s	57,025	-
Cost of sales	$000s	(41,541)	-
Gross profit	$000s	15,484	-
Exploration and evaluation expenses	$000s	(2,304)	(3,309)
Net income (Loss)	$000s	983	(5,495)
Net income (Loss) per share	$/sh	0.01	(0.08)
Adjusted earnings (Loss)[1]	$000s	4,434	(6,039)
Adjusted earnings per share[1]	$/sh	0.03	(0.08)
Operating cash flow	$000s	16,071	(6,796)
Average realized gold price[1]	$/oz	2,888	-
Total cash cost[1]	$/oz sold	2,016	-
Mine-site AISC[1]	$/oz sold	2,342	-
Total AISC[1]	$/oz sold	2,446	-

1. Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

2. Information provided reflects Integra's financial results as a development stage company prior to acquisition of Florida Canyon.

Financial Position		March 31, 2025	December 31, 2024
Cash and cash equivalents	$000s	61,116	52,190
Working capital[1]	$000s	63,807	64,403

1. Non-IFRS measure. Refer to the "Non-IFRS Measures" section of this news release.

First Quarter 2025 Financial and Operating Summary

At Florida Canyon, total crushed and run-of-mine ("ROM") gold mineralized material delivered to the pad for the first quarter was 3.0 million tonnes with a strip ratio of 0.60. The average grade of gold ore processed during the period was 0.23 grams per tonne ("g/t") gold. Mining and ore placement rates for the quarter were slightly lower due to scheduled mobile fleet maintenance.

Florida Canyon produced 19,323 ounces of gold and sold 19,540 ounces of gold during the first quarter of 2025. Gold production exceeded expectations, partly due to the recovery and processing of approximately 2,000 ounces of previously unrecovered gold confined within an electrowinning tank as part of a one-time efficiency improvement project. Strong gold production was further supported by the continued ramp-up of solution flow rates through the heap leach pads and the new carbon-in-column circuit commissioned in late 2024.

Cash costs and mine-site AISC during the first quarter totaled $2,016 and $2,342 per ounce of gold sold, respectively.  Total AISC for the first quarter was $2,446 per ounce of gold sold. Increased costs during the quarter at Florida Canyon can be partially attributed to a ramp up of capital spending for pre-stripping activities, higher royalty payments due to the increased spot gold price, and increased tax-related production costs. Integra will provide further details on costs for the remainder of 2025 as part of formal guidance to be published prior to the release of second quarter 2025 results.

Several mine optimization studies continue to progress at Florida Canyon, some of which are expected to be completed in the first half of 2025, while others will continue throughout 2025. One of the optimization studies in-progress is the review of the mobile equipment fleet, which will require planned component replacements in 2025 and 2026. Other optimization studies are evaluating several components of the mining operation itself, including metallurgy and gold recovery, mine sequencing, and pit slope/geotechnical studies aimed at reducing future waste stripping campaigns.

2025 sustaining capital expenditures will include the projected $12 million expansion of the South Heap Leach Pad Phase III-b scheduled to begin in the second quarter of 2025 and to be completed in the third quarter of 2025. As previously noted, capital for the mobile equipment fleet upgrades and servicing will also be reflected in sustaining capital for the remaining quarters in 2025. Integra will provide further details on these capital expenditures as part of formal guidance to be published prior to the release of second quarter 2025 results.

In May 2025, Integra initiated a 10,000 meter reverse circulation drill program focused on near-mine gold exploration targets identified at Florida Canyon, designed to support oxide gold mineral reserve and resource growth and mine life extension. The drill program has a budget of $1.5 million and is expected to conclude in the third quarter of 2025, with initial results expected to be released during the summer months of 2025. The drill program will support a gold mineral resource and reserve update, and a revised life-of-mine plan expected in early 2026.

The DeLamar Project

Integra submitted an updated and refined MPO to the BLM for the DeLamar gold and silver project in late March 2025. The submission of the updated MPO to the BLM initiates the pathway for the issuance of a Notice of Intent ("NOI"), which is a formal announcement of BLM's intent to prepare an Environmental Impact Statement ("EIS") to evaluate the potential environmental effects of the proposed action in accordance with the National Environmental Policy Act ("NEPA"). The NOI is followed by a scoping process which includes engagement with federal, state, and local agencies and the public. Once scoping is completed, the BLM will conduct an environmental impact analysis for the proposed action as well as reasonable alternatives to the proposed action. Through this alternatives evaluation process, refinements to the MPO may be identified that reduce environmental impacts.  A Draft EIS ("DEIS") will publish the results of the BLM's environmental analysis and will be open to public comment for a minimum of 45 days. Public comments on the DEIS will be addressed by the BLM in the Final EIS ("FEIS") and accompanying Record of Decision ("ROD") document, which may include the BLM's proposed measures to mitigate potential environmental impacts. The BLM's environmental analysis under NEPA (NOI to FEIS) is anticipated to span two years, and represents a rigorous, transparent, and prescriptive permitting framework that guides the federal review of mining projects on public lands. Federal permitting will be complemented by a host of other permits from multiple Idaho state agencies that serve to protect the quality of Idaho's air, water, and land. Integra's recently updated and submitted MPO for DeLamar reflects a significantly optimized and environmentally enhanced mine plan, including a more compact project footprint and design modifications aimed at reducing projected carbon emissions and water usage. These improvements were developed through extensive technical analysis, stakeholder engagement, and a focus on the integration of modern sustainable mining practices.

During the first quarter, Integra also made substantial progress advancing the feasibility study for DeLamar. The Company expects to publish the results of a feasibility study in H2 2025. The feasibility study contemplates an open-pit gold and silver heap leaching operation on site.

The Nevada North Project

Nevada North consists of two mineral exploration deposits, the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View"). During the first quarter, efforts at Nevada North were focused at Wildcat. The Final Environmental Assessment ("EA") and Finding of No Significant Impact for the Wildcat Exploration Plan of Operations was published by the BLM Humboldt River Field Office on April 17, 2025. The BLM's review of the EA determined that the Proposed Action Alternative will not significantly affect the quality of the human environment. Concurrence from the Nevada State Historic Preservation Office is required to finalize the BLM decision and is anticipated to be received in mid-2025. The Company anticipates completing a metallurgical test work program for Wildcat in H2 2025 and commencing a geochemical sampling program designed to assess future development criteria for mineralized material and waste rock, in Q2 2025. Metallurgical and geochemical testing is being completed to support future economic studies and permitting efforts at Nevada North. These initiatives support Integra's long term growth strategy which involves the de-risking and permitting of its key development stage heap leach projects.

A Mountain View Exploration Plan of Operations and Nevada Reclamation Permit Application were submitted to the BLM Black Rock Field Office and Nevada Division of Environmental Protection on May 9, 2025. These submittals initiate the environmental review and permitting process for future advanced exploration activities at Mountain View.

With greater financial resources currently available, Integra is focused on accelerating various technical studies to de-risk Nevada North and advance the asset through permitting.

Executive Appointments

During the first quarter Integra appointed several new executives to better position the Company to execute its operational and growth focused strategy:

  On February 20, 2025, Dale Kerner was appointed to the position of Vice President, Permitting. Mr. Kerner brings more than 25 years of experience in environmental permitting and regulatory compliance, with a deep understanding of the permitting landscape in the U.S. Mr. Kerner joins Integra from Perpetua Resources Corp., where he was instrumental in successfully permitting the Stibnite Gold Project in Idaho - one of the more complex permitting processes in the U.S., which recently received a final Record of Decision from the U.S. Forest Service.
  On March 25, 2025, the Company announced the appointment of Clifford Lafleur to the position of Chief Operating Officer. Mr. Lafleur has more than 25 years of experience spanning mine development, operations, and mine optimization. Most recently, Mr. Lafleur played a key role in the growth and success at SilverCrest Metals Inc., ultimately leading to the company's $1.7 billion sale to Coeur Mining Inc. in 2025.
  On March 28, 2025, Sean Deissner was appointed to the position of Vice President, Finance. Mr. Deissner is a Chartered Professional Accountant with over 15 years of experience in the mining industry, specializing in financial reporting, corporate finance, and strategic leadership. Mr. Deissner served as a key member of the executive team at SilverCrest Metals Inc., where he led the transformation of the financial reporting function, and directed the company's tax strategy and compliance initiatives, contributing to its successful acquisition for $1.7 billion by Coeur Mining Inc. in 2025.

Financial Statements

Integra's audited consolidated financial statements and management's discussion and analysis as at and for the three months ended March 31, 2025, are available on the Company's website at www.integraresources.com, and under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.

First Quarter 2025 Conference Call

Integra will host a conference call and webcast on Thursday, May 15, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time, to discuss first quarter 2025 results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 2435675

Toll Free: (888) 715-9871

Toll: +1 (646) 307-1963

Webcast: https://events.q4inc.com/attendee/434938829

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Integra's Vice President, Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Non-IFRS Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average Realized Gold Price is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

		Three Months Ended March 31, 2025
Revenue	$000s	$57,025
Less: silver revenue	$000s	(595)
Gold revenue	$000s	56,430
Gold sold	oz	19,540
Average realized gold price	$/oz	$2,888

Cash Cost & All-In Sustaining Cost ("AISC")

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. AISC is intended to reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance.

		Three Months Ended March 31, 2025
Gold sold	oz	19,540
Production costs	$000s	34,482
Royalties	$000s	3,732
Add: fair value adjustment on acquired inventories sold	$000s	1,770
Less: silver revenue	$000s	(595)
Total cash cost	$000s	39,389
Accretion and other expenses	$000s	357
Lease payments	$000s	2,234
Sustaining capital expenditures	$000s	3,785
Mine-site AISC	$000s	45,765
General and administrative expenditures	$000s	1,674
Share-based compensation		351
Total AISC	$000s	47,790
Total cash cost per gold ounce sold	$/oz	2,016
Mine-site AISC per gold ounce sold	$/oz	2,342
Total AISC per gold ounce sold	$/oz	2,446

Adjusted Earnings & Adjusted Earnings Per Share

Adjusted earnings exclude unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

(in $000s, except share and per share amounts)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Net income (loss)	$983	$(5,495)
Add back:
Fair value adjustment on acquired inventories sold	(1,770)	-
Transaction and integration costs on the acquisition of FCGI	2,095	-
Unrealized losses (gain) on derivatives	3,083	(482)
Loss (gain) on disposal of assets	36	(62)
Deferred tax expense	7	-
Adjusted net income (loss)	$4,434	$(6,039)
Weighted average number of common shares outstanding, basic	168,710,837	73,134,556
Adjusted net income (loss) per share	0.03	(0.08)

Working Capital

Working capital for the period is calculated by subtracting current assets from current liabilities.

(in $000s)	Three Months Ended March 31, 2025	Year Ended December 31, 2024
Current assets	$115,004	$114,545
Less: Current liabilities	51,197	50,142
Working capital	$63,807	$64,403

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the completion and outcomes of optimization studies at Florida Canyon, including mobile equipment fleet component replacements and studies related to metallurgy, mine sequencing and pit slope/geotechnical studies; projected sustaining capital expenditures, including the timing and scope of the South Heap Leach Pad Phase III-b expansion; the timing and content of formal Florida Canyon guidance for 2025; the timing, scope and results of the planned reverse circulation drill program at Florida Canyon and its impact on future mineral reserve and resource updates and life-of-mine planning; the anticipated timing and process under NEPA for the DeLamar Project; the timing and results of the DeLamar feasibility study; the anticipated timing of the Finding of No Significant Impact and the Decision Record for Wildcat, the timing and results of a metallurgical testing program and geochemistry program at Wildcat; and the Company's expectations regarding its executive team's ability to support operational and strategic growth. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Florida Canyon Mine, DeLamar Project or Nevada North Project (the "Projects"); satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.